Mail Stop 6010

March 23, 2009

Carl A. Pelzel
President and Chief Executive Officer
Depomed, Inc.
1360 O'Brien Drive
Menlo Park, California 94025

      Re: Depomed, Inc.
            Form 10-K
            Filed March 12, 2008
            File No. 001-13111

Dear Mr. Pelzel:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Jeffrey P. Riedler
            Assistant Director

cc: Kyle Guse
       K. Amar Murugan
       McDermott Will & Emery LLP
       3150 Porter Drive
       Palo Alto, California 94304
       Fax: 650-813-5100